UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

GAIA, INC.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

36269P104

(CUSIP Number)

Michael R. Stiff, Esq.

Baker & Hostetler LLP

1801 California Street, Suite 4400

Denver, CO 80202

(303) 861-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36269P104

1.	Names of Reporting Persons Jirka Rysavy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,000,000
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6%
14.	Type of Reporting Person PN

Item 1.	Security and Issuer

This Schedule 13D relates to Class A Common Stock of Gaia, Inc. (the “Company”). The Company’s principal executive offices are located at 833 W. South Boulder Road, Louisville, Colorado, 80027.

Item 2.	Identity and Background

This Schedule 13D is filed by Jirka Rysavy, LLC, a Colorado limited liability company (the “Reporting Person”). The principal business of the Reporting Person is to hold the securities described in this Schedule 13D. The address of the principal office of the Reporting Person is 833 W. South Boulder Road, Louisville, Colorado, 80027. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The sole voting member and sole manager of the Reporting Person is Jirka Rysavy (“Mr. Rysavy”). The business address of Mr. Rysavy is 833 W. South Boulder Road, Louisville, Colorado, 80027. The present principal occupation of Mr. Rysavy is Chairman and Chief Executive Officer of the Company. The Company operates a global digital video subscription service and on-line community that caters to a unique and underserved member base. During the last five years, Mr. Rysavy has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rysavy is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 11, 2022, Mr. Rysavy gifted 4,000,000 shares of Class B Common Stock of the Company to the Reporting Person. These 4,000,000 shares of Class B Common Stock are convertible into 4,000,000 shares of Class A Common Stock.

Item 4.	Purpose of Transaction.

The gift transaction described in Item 3 was done by Mr. Rysavy for estate planning purposes.

The Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the NASDAQ Global Market exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of 4,000,000 shares of Class B Common Stock, which is convertible into 4,000,000 shares of Class A Common Stock, which represents 20.6% of the outstanding shares of Class A Common Stock on a post-conversion basis.

Mr. Rysavy is the beneficial owner of 475,061 shares of Class A Common Stock and 5,400,000 shares of Class B Common Stock, which includes the 4,000,000 shares of Class B Common Stock owned by the Reporting Person. The 5,400,000 shares of Class B Common Stock are convertible into 5,400,000 shares of Class A Common Stock. Assuming conversion, Mr. Rysavy is the beneficial owner of 5,875,061 shares of Class A Common Stock, which represents 28.3% of the outstanding shares of Class A Common Stock on a post-conversion basis.

(b)

Assuming conversion of the Class B Common Stock, Mr. Rysavy has the sole power to vote and dispose of 5,875,061 shares of Class A Common Stock, which includes all of the shares beneficially owned by the Reporting Person.

(c)

On March 31, 2022, Mr. Rysavy converted 96,282 restricted stock units into 96,282 shares of Class A Common Stock. Except as described in the preceding sentence, no transactions in shares of Class A Common Stock were effected during the past 60 days by either the Reporting Person or Mr. Rysavy.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A or Class B Common Stock beneficially owned by either the Reporting Person or Mr. Rysavy.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7.	Materials to be Filed as Exhibits

None.

[Remainder of page intentionally blank. Signature on next page.]

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2022	JIRKA RYSAVY, LLC

	By:	/s/ Jirka Rysavy
	Name:	Jirka Rysavy
	Title:	Manager

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